EXHIBIT 12.2

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends

(In thousands)

Twelve Months Ended September 30,	2003	2002	2001	2000	1999

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320	$1,320	$1,320	$1,323	$1,331
Effective Income Tax Rate	0.3742	0.4407	0.4050	0.3605	0.3768
Compliment of Effective Income Tax Rate (1-Tax Rate)	0.6258	0.5593	0.5950	0.6395	0.6232
Pre-Tax Preferred Stock Dividends	$2,109	$2,360	$2,218	$2,069	$2,136

FIXED CHARGES:
Interest Expense	$44,989	$44,917	$49,838	$43,535	$37,437
Amortization of Debt Premium, Discount and Expense	855	391	260	346	566
Interest Component of Rentals	594	12	12	12	12

Total Fixed Charges	46,438	45,320	50,110	43,893	38,015
Pre-Tax Preferred Stock Dividends	2,109	2,360	2,218	2,069	2,136

Total Fixed Charges and Preferred Stock Dividends	$48,547	$47,680	$52,328	$45,962	$40,151

EARNINGS:
Net Income before Dividends on Preferred Stock	$113,662	$40,441	$83,765	$84,574	$68,768
Add:
Income Taxes Applicable to Utility Operating Income	68,633	28,702	59,009	47,821	38,689
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)- Net	(665)	3,175	(1,993)	(153)	2,887
Total Fixed Charges	46,438	45,320	50,110	43,893	38,015

Total Earnings	$228,068	$117,638	$190,891	$176,135	$148,359

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.7	2.5	3.6	3.8	3.7